Exhibit 99.2

Technical Correction of Tax Disclosure in 20-F

In the tax-related disclosure in Brookfield Infrastructure Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2010, (Item 3.D “Risk Factors - Risks Relating to Taxation” and Item 10.E “Additional Information - Taxation”), in order to conform the disclosure to the terms used elsewhere in the 20-F, all references to “Brookfield Infrastructure” should be read as “the Holding LP” (namely, Brookfield Infrastructure L.P.).